UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
       SVILAR, DANIEL P.
       877 NORTH 8TH WEST
       RIVERTON, WY  82501
   USA
2. Issuer Name and Ticker or Trading Symbol
       U.S. ENERGY CORP.
       USEG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
     April 1, 2003
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   SECRETARY AND GENERAL COUNSEL
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.01 Par Value Common S|12/31/|A   | |3,815             |D  |NIL        |                   |D (a) |                           |
tock                       |02    |    | |                  |   |           |                   |      |                           |
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    $.01 Par Value Common S|04/01/|G   | |2,000             |D  |NIL        |98,849             |D (b) |                           |
tock                       |03    |    | |                  |   |           |                   |      |                           |
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    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |100,850            |D (c) |                           |
tock                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |1,000              |I (d) |Custodial                  |
tock                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |125,556            |I (e) |By Plateau                 |
tock                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |175,000            |I (f) |By SGMC                    |
tock                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |512,359            |I (g) |By Crested                 |
tock                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |5,000              |I (h) |By Svilar, Inc.            |
tock                       |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
 Stock Option (Right t|$2.875/s|N/A  |    | |           |   |12/04|09/25|Common Stock|34,782 |N/A    |34,782      |D  |            |
o Buy) (i)            |h       |     |    | |           |   |/98  |/08  |            |       |       |            |   |            |
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 Stock Option (Right t|$2.00/sh|N/A  |    | |           |   |12/04|09/25|Common Stock|40,218 |N/A    |40,218      |D  |            |
o Buy) (i)            |        |     |    | |           |   |/98  |/08  |            |       |       |            |   |            |
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 Stock Option (Right t|$2.40/sh|N/A  |    | |           |   |01/10|01/09|Common Stock|121,900|N/A    |121,900     |D  |            |
o Buy) (i)            |        |     |    | |           |   |/01  |/11  |            |       |       |            |   |            |
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 Stock Option (Right t|$3.90/sh|N/A  |    | |           |   |12/07|12/06|Common Stock|100,00 |N/A    |100,00      |D  |            |
o Buy) (j)            |        |     |    | |           |   |/01  |/11  |            |       |       |            |   |            |
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 Stock Option (Right t|$2.25/sh|N/A  |    | |           |   |08/08|12/07|Common Stock|97,000 |N/A    |97,000      |D  |            |
o Buy) (j)            |        |     |    | |           |   |/02  |/11  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Attachment to Form 4 dated April 1,
2003
(a) Consists of shares held in the USEG Employee Stock Ownership Plan ("ESOP"). The Reporting Person is over age 70 1/2 and therefore the shares are immediately distributed to him (ie. his IRA). The transaction date (12/31/02) reflects USEG's fiscal year end date, which date is used to determine the total number of shares contributed to the ESOP, however, the individual contribution amounts are not available until after audit of the company's payroll. Distribution was made to the Reporting Persons' IRA on March 11, 2003.
(b) Consists of 50,121 shares held directly by the Reporting Person, 8,375 shares in joint tenancy with the Reporting Person's wife and 37,723 shares held in an Individual Retirement Account established for the benefit of the Reporting Person, and 630 shares held in a street name account for the benefit of the Reporting
Person.
(c) Consists of 22,680 and 78,170 shares subject to forfeiture. The 22,680 shares, issued under the USEG Restricted Stock bonus Plan, are deemed
'earned out": (i) if he is continuously employed by USEG unitl he reitres; (ii) if he becomes totally disabled; (iii) upon his death, or (iv) if the shares are claimed within three years following the occurence of (i), (ii) or (iii). The 78,170 shares, issued under the 1996 Stock Award Program vest at the rate of 20% each year over a five year period and are subject to the forfeiture conditions noted previously. The treasurer of USEG holds the shares in trust for the benefit of the Reporting Person, while the non-employee directors of USEG exercise shared voting and dispositive rights over all 100,850 shares. The shares do not come under the control of the Reporting Person until termination. The total number of shares is presently reported;
distributions to the Reporting Person will not be separately reported. The acquisitions of the shares by the Reporting Person from both the Bonus Plan and the Award Program are exempt under Rule
16b-3.
(d) Consists of shares indirectly held by the Reporting Person as Custodian for his minor child under the Wyoming Uniform Transfers to Minors Act.
(e) Consists of shares held by Plateau Resources Limited ("Plateau"), a wholly-owned subsidiary of USEG. The Reporting Person is an officer of both USEG and Plateau. The Reporting Person is not a controlling shareholder of Plateau, and therefore does not have a pecuniary interest in the USEG shares held by Plateau, under Rule
16a-1(a)(2)(iii).
(f) Consists of shares held by Sutter Gold Mining Company ("SGMC"), a subsidiary of USEG. The Reporting Person is an officer of USEG and SGMC.
The Reporting Person is not a controlling shareholder of SGMC, and therefore does not have a pecuniary interest in the USEG shares held by SGMC, under Rule
16a-1(a)(2)(iii).
(g) Consists of shares held by Crested Corp. ("Crested"), a majority-owned subsidiary of USEG. The Reporting Person is an officer of USEG and an officer and director of Crested. The Reporting Person is not a controlling shareholderof Crested, and therefore does not have a pecuniary interest in the USEG shares held by Crested, under rule
16a-1(a)(2)(iii).
(h) Consists of shares held by Svilar, Inc. a private corporation of which the Reporting Person is a major shareholder, officer and director.
(i) Stock options granted under the Issuer's 1998 Incentive Stock Option Plan, and exempt under Rule 16b-3.
(j) Stock options granted under the Issuer's 2001 Incentive Stock Option Plan, and exempt under Rule 16b-3.
NOTE:    Pursuant to SEC Rule 16a-1(a)(2), information on Plateau, SGMC and
Crested is not required, however, Regsitrant has undertaken
comprehensive disclosure and reports shares held by Plateau, SGMC and Crested as indirectly owned by the Reporting Person.
            The Reporting Person disclaims beneficial and pecuniary interest in the shares reported under footnotes d, e,f and g above.
SIGNATURE OF REPORTING PERSON
   /s/   DANIEL P. SVILAR
DATE
     April 1, 2003